1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 6, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON THE RESOLUTIONS PASSED AT THE TWENTIETH

MEETING OF THESIXTH SESSION OF THE BOARD

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. MEETING OF THE BOARD

Notice of the twentieth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 27 May 2016 by way of written notices or e-mails. The meeting was heldonsiteon 3 June 2016 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Eleven directors of the Company (the “Directors”) should attend the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, administrative regulations, department rules, regulatory documents and the articles of association of the Company (the “Articles of Association”).

2. PROPOSALS AT THE BOARD MEETING

(1) To approve the “Proposal in relation to election of vice chairman of the Company”.

(For: 11; Against: 0; Abstain: 0)

To elect Mr. Li Wei as the vice chairman of the sixth session of the Board and to perform duties as the vice chairman.

(2) To approval the “Proposal in relation to appointment of authorized representatives of the Company”.

(For: 11; Against: 0; Abstain: 0)

To appoint Mr. Zhao Qingchun and Mr. JinQingbin as the authorized representatives of the Company to be responsible for communications between the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”).

(3) To approve the “Proposal in relation to adjustments to the members of the special committees of the Board of the Company”.

(For: 11; Against: 0; Abstain: 0)

(i) To appoint Mr. Qi Anbang and Mr. Guo Jun as the members of the sixth session of Audit Committee of the Board;

(ii) To appoint Mr. Qi Anbang and Mr. Guo Jun as the members of the sixth session of Remuneration Committee of the Board, and to appoint Mr. Qi Anbang as the chairman of the Remuneration Committee of the Board; and

(iii) To appoint Mr. Li Wei, Mr. Wu Xiangqian and Mr. Qi Anbangas the members of the sixth session of Strategy and Development Committee of the Board.

(4) To approve the “Proposal in relation to consideration and approval of the issuance of the Renewable Corporate Bonds and relevant authorization”.

(For: 11; Against: 0; Abstain: 0)

To authorize the chairman of the Board and to approve the chairman of the Board to authorized others as its authorized representatives to deal with, as its/their sole discretion, all matters in connection with the issuance of the renewable corporate bonds of not more than RMB10.0 billion(inclusive) in principal amount proposed to be issued by the Company to qualified investors in the PRC (“Renewable Corporate Bonds”), including but not limited to:

(i) To formulate and adjust the concrete plans and terms, including but not limited to all matters in connection with the issuance of the Renewable Corporate Bonds such as the specific issuance scale, issuance quantity, bond maturities, renewal options, bond interest or its determination, issuer’s postpone payment right of interest and its related contents, safeguard mechanism for repayment (including but not limited to measures such as profit distribution to the shareholders of the Company), issuance arrangements, issuance date, rating arrangements, specific subscription methods, specific placing arrangements, redemption provisions or put provisions, payment orders, capital repayment with interest, use of placements and listing of securities in accordance of national laws and regulations, relevant regulations of securities supervision departments, the Company’s general meeting resolutions and the specific situation of the Company as well as the bond market;

(ii) To decide to hire an intermediary agency to deal with the reporting matters of the Renewable Corporate Bonds as well as the matters of listing, capital repayment with interest and renewal options of the issued Renewable Corporate Bonds after completing the issuance of the Renewable Corporate Bonds, including but not limited to authorize, sign, execute, amend and complete all necessary documents, contracts, agreements and covenants (including but not limited to underwriting agreements, bond trustee management agreements, listing agreements and other legal documents, etc.) and disclose relevant information in accordance with laws, regulations and listing rules of the place where the securities of the Company are listed (including but not limited to the preliminary and final debt financing instruments issuance memorandum, all announcements and circulars related to the Company’s domestic debt financing instrument issuance, etc.);

(iii) To select the bond trustee manager(s) for the issuance of the Renewable Corporate Bonds, sign the trustee management agreement(s) and formulate rules of bondholders meeting;

(iv) To undertake all applications and filings as well as listing matters (if applicable) in connection with the issuance of Renewable Corporate Bonds, including but not limited, according to requirements of relevant regulatory authorities, to prepare, amend and submit relevant application materials for the issuance and listing of the Domestic Debt Financing Instruments of the Company, as well as to sign the relevant application document and other legal documents;

(v) To make relevant adjustments to matters relating to the issuance of the Renewable Corporate Bonds of the Company according to the advice and changes in policies of regulatory authorities or the changes in market conditions, or determine whether to continue with all or part of the work in respect of the issuance of the Renewable Corporate Bonds in accordance with the actual conditions, save as matters that require re-approval at the general meeting pursuant to the relevant laws, regulations and the Articles of Association;

(vi) Subject to approval of the above authorisation at the general meeting, to deal with other relevant matters and other matters not mentioned above in connection with the issuance of the Renewable Corporate Bonds; and

(vii) The above authorization shall be valid for 12 months from the date of passing of the relevant resolutions by the shareholders of the Company at the general meeting. In the event that the Company has obtained the approval, permit, filing or registration of the issuance (if applicable) from regulatory authorities during the validity period of such authorization, the Company may complete such issuance or part of the issuance of the Renewable Corporate Bonds during the validity period so far as such approval, permit, filing or registration remains valid. With respect to the matters relating to the issuance or part of the issuance, the valid period of the authorization above will be extended to the date on which the issuance or part of the issuance of the Renewable Corporate Bonds is completed.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

3 June 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. JiaShaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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